UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

CONSOLIDATED FORM
Managers and Related Persons’ Negotiation – Article 11 –CVM Instruction # 358/2002

On February, 2010 only the following transactions involving securities and derivatives were carried out. pursuant to Article 11 – CVM Instruction # 358/2002.

Company Name: Banco Santander (Brasil) S,A,
Group and Related Persons	( X ) Board of Directors		( ) Executive Officers	( ) Audit Committee		( ) Technical or Advisory Boards
Opening Balance
Security/ Derivative	Securities Description				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				222	0.00%	0.00%
Shares	preferred shares				188	0.00%	0.00%
Shares	UNIT’S				12,765	0.00%	0.00%
Debenture committed	SUDA15				430
Activity in the month – describe each purchase or sale operation carried out in the month (day. quantity. price and amount)
Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
Shares	commom shares				-
Shares	preferred shares				-
Shares	UNIT’s				-
Debenture committed	SUDA15				-
Closing Balance
Security/ Derivative	Securities Description				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				222	0.00%	0.00%
Shares	preferred shares				188	0.00%	0.00%
Shares	UNIT’S				12,765	0.00%	0.00%
Debenture committed	SUDA15				430

Company Name: Banco Santander (Brasil) S,A,
Group and Related Persons	( ) Board of Directors ( X ) Controlling Shareholder	( ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory Boards
Opening Balance
Securities / Derivatives		Securities Description	Quantity	% of participation
				Same Type/ Class	Total
Shares		commom shares	179,239,392,347	84.21%	83.55%
Shares		preferred shares	154,150,152,665	82.78%	83.55%
Activity in the month – describe each purchase or sale operation carried out in the month (day. quantity. price and amount)
Closing Balance
Securities / Derivatives		Securities Description	Quantity	% of participation
				Same Type/ Class	Total
Shares		commom shares	179,239,392,347	84.21%	83.55%
Shares		preferred shares	154,150, 152,665	82.78%	83.55%

Company Name: Banco Santander (Brasil) S,A,
Group and Related Persons	( ) Board of Directors		(X ) Executive Officers	( ) Audit Committee		( ) Technical or Advisory Boards
Opening Balance
Securities / Derivatives	Securities Description				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				208,437	0.00%	0.00%
Shares	preferred shares				182,918	0.00%	0.00%
Shares	UNIT’S				200,618	0.00%	0.00%
Debenture committed	AMRO14				28
Debenture committed	AMRO15				24
Debenture committed	AMRO16				341
Debenture committed	STBA11				752
Debenture committed	STBA13				24
Debenture committed	SUDA14				67
Debenture committed	SUDA15				16,626
Activity in the month – describe each purchase or sale operation carried out in the month (day. quantity. price and amount)
Securities / Derivatives	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Price Amount (R$)
Shares	commom shares				-
Shares	preferred shares				-
Shares	UNIT’s				-
Debenture committed	SUDA15		Repurchase		286		369,060
Debenture committed	AMRO16		Repurchase		09		132,489
Debenture committed	STBA11		Repurchase		29		51,587
Debenture committed	STBA11		Application		113		201,463
Debenture committed	SUDA15		Application		12,269		15,834,706

Closing Balance

Securities / Derivatives	Securities Description	Quantity	% of participation
			Same Type/ Class	Total
Shares	commom shares	208,438	0.00%	0.00%
Shares	preferred shares	182,918	0.00%	0.00%
Shares	UNIT’S	200,618	0.00%	0.00%
Debenture committed	AMRO14	28
Debenture committed	AMRO15	24
Debenture committed	AMRO16	332
Debenture committed	STBA11	836
Debenture committed	STBA13	24
Debenture committed	SUDA14	67
Debenture committed	SUDA15	28,609

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 10, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President